ISSUER FREE WRITING PROSPECTUS

SUPPLEMENTING PRELIMINARY PROSPECTUS

SUPPLEMENT DATED DECEMBER 4, 2014 AND

PROSPECTUS DATED DECEMBER 4, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-200720

Pricing Term Sheet dated December 4, 2014

Dana Holding Corporation

$425.0 million aggregate principal amount of 5.500% Senior Notes due 2024

This free writing prospectus relates to the offering by Dana Holding Corporation of $425.0 million aggregate principal amount of 5.500% Senior Notes due 2024 (the “Notes”) and should be read together with the preliminary prospectus supplement, dated December 4, 2014 (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, including the documents incorporated therein by reference, and the related base prospectus, dated December 4, 2014, forming a part of Registration Statement No. 333-200720.

Issuer:	Dana Holding Corporation (the “Issuer”)

Security:	5.500% Senior Notes due 2024

Aggregate Principal Amount:	$425,000,000

Maturity:	December 15, 2024

Coupon:	5.500%

Price:	100%

Yield to Maturity:	5.500%

Spread to Benchmark Treasury:	324 basis points

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2015

Optional Redemption:	At any time on or after December 15, 2019, we may redeem some or all of the Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Year	Redemption Price
2019	102.750%
2020	101.833%
2021	100.917%
2022 and thereafter	100.000%

Prior to December 15, 2019, we may also redeem some or all of the Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to December 15, 2017, we may redeem up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 105.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) issued remains outstanding after the redemption.

Settlement Date:	T+3; December 9, 2014

CUSIP/ISIN:	235825 AE6 / US235825AE66

Underwriting Discount:	1.4469412%

Proceeds to Company (before expenses):	$418,850,505.00

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
UBS Securities LLC
Wells Fargo Securities, LLC

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the Preliminary Prospectus Supplement and the accompanying base prospectus, the terms of this Pricing Term Sheet shall govern. Capitalized terms used but not otherwise defined in this Pricing Term Sheet shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) relating to this offering. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling 1-800-831-9146 or by emailing prospectus@citi.com; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, by emailing dg.prospectus_requests@baml.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, Attention: Prospectus Group, by calling 1-800-503-4611 or by emailing prospectus.CPDG@db.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling 1-866-803-9204; UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, New York 10171, by calling 1-888-827-6444, ext. 561-3884; or Wells Fargo Securities, LLC, 608 2nd Avenue, South Minneapolis, MN 55402, Attention: Client Support, by calling 1-800-645-3751, Opt. 5, or by emailing wfscustomerservice@wellsfargo.com.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the accompanying base prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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